

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Mr. John A. Stone
Chief Financial Officer
3340 Peachtree Road N.E. Suite 900
Atlanta, Georgia 30326

> **Re: Premier Exhibitions, Inc.**
> **Form 10-K for the year ended February 28, 2010**
> **Filed May 14, 2010**
> **File No. 000-24452**

Dear Mr. Stone:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended February 28, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Critical Accounting Policies, page 29

1. We note your disclosure that you have identified your critical accounting policies as revenue recognition and income taxes and believe they are adequately described in Footnote 2. However, we believe that you should include a discussion of the significant estimates surrounding your critical accounting policies in your MD&A section. In future filings, please expand all of your critical accounting policies to address the following areas:

    *   Types of assumptions underlying the most significant and subjective estimates;
    *   Sensitivity of those estimates to deviations of actual results from management's assumptions; and
    *   Circumstances that have resulted in revised assumptions in the past.

2. In addition, please consider the disclosure of other accounting policies that may require significant assumptions and estimates (e.g., legal contingencies, impairment of assets such as artifacts owned, property and equipment and other assets, stock compensation, etc.) within your critical accounting policies and estimates section. Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 30

3. We note your disclosure that you conduct a significant portion of your business activities outside of the U.S. and are thereby exposed to the risk of currency fluctuations. Please revise this section in future filings to discuss your foreign currency risk in terms of one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Notes to the Financial Statements

– General

4. We note from your disclosures in Note 7 and elsewhere that in fiscal 2010 you had impairments to goodwill and other intangible assets. Please revise future filings to include the disclosures set forth in ASC 820-10-50-5 for assets or liabilities, such as these intangible assets, measured at fair value on a nonrecurring basis.

Note 2. Summary of Significant Accounting Policies

(a) Revenue Recognition, page 38

5. We note your disclosure that as a result of the amendments that took place during the first quarter of fiscal 2010, you will no longer recognize payment of non-refundable exhibition license revenue upon execution of an agreement or upon cash collection as a separate deliverable, but rather will defer such amounts until the time that the exhibition occurs, or the allowed time period for such an exhibition has passed and no remaining obligation to host such exhibition exists. Please explain to us in further detail changes in terms to the agreement with promotes and why these amendments resulted in a change in

how you account for license revenue. As part of your response, please explain to us why you believe your policy of recognizing revenue before an exhibition began was appropriate in periods prior to these amendments. Additionally, please explain to us why in light of this change in accounting policy, deferred revenue has not increased in fiscal 2010 compared to fiscal 2009.

Note 7. Goodwill and Other Intangible Assets, page 46

6. We note your disclosure that during fiscal 2009 you recorded additional goodwill of $1.2 million related to a Bodies license agreement associated with the tax implications of certain acquired intangible assets. Please provide us details as to the nature of this adjustment.

7. Please provide us details of and disclose in future filings, the nature of the intangible assets acquired during the year ended February 28, 2009. Also, regarding the total intangible asset balance, please revise future filings to disclose the estimated aggregate amortization expense for each of the five succeeding years. See guidance in ASC 350-30-50.

8. We note from your disclosure in Note 4 that the balance of the Sports Immortal licenses was $3.6 million at February 28, 2009 and $0 at February 28, 2010. Please explain to us where the impairment charge of $3.6 million has been recorded. It appears from your disclosures in Note 7 that the only impairment charge to intangible assets recorded during FY 2010 was $1.9 million related to the excess human anatomical displays. Also, if the Anatomical specimen licenses were impaired by $1.9 million in fiscal 2010, as you disclose in Note 7, we would expect that the gross value of these anatomical specimen licenses would be reduced in Note 4 as of February 28, 2010. Please advise or revise accordingly.

Note 9. Stock Compensation and Stock Options, page 48

9. We note from your disclosure in Note 9 that the expected volatility assumption used in the Black-Scholes option pricing model increased from 50% in fiscal 2009 to 127% in fiscal 2010. Please explain to us why you believe such a significant increase in the assumption was appropriate.

10. We note that you have a significant amount of warrants outstanding as of February 28, 2010. For each period in which an income statement is presented, please tell us the nature and amount of any warrants issued by the Company. Also, please explain to us how you determined or calculated the fair value of the warrants issued. For example, we note from your disclosure in your Form 10-K for the year ended February 28, 2009 that during fiscal year 2009, the Company issued 300,000 warrants at a fair value of $3.22 per unit with an average vesting period of three years at a strike price of $4.57. Please explain to us, and disclose in future filings, the reason that you issued these warrants

(e.g., for services rendered) and how you determined or calculated the fair value of the warrants. Additionally, please provide us with and disclose in future filings, detail of the warrant activity (i.e. granted, exercised, expired, etc.) for each period in which a statement of position is presented.

Note 11. Post Employment Benefits, page 52

11. We note your disclosure that you reversed $4.2 million of previously recognized stock compensation as a result of the forfeitures in fiscal 2009. Please tell us how you determined or calculated the amount of the reversal and why you believe the reversal was appropriate in fiscal 2009. Also, please tell us the nature of the vesting conditions for the stock options and restricted stock that was forfeited.   See guidance in ASC 718-10-35.

Note 17. Litigation and Other Legal Matters, page 57

12. We note your disclosure that in fiscal 2010 you issued 70,000 shares of restricted stock in settlement of a lawsuit with Stefano Arts. Please tell us and explain in the notes to your financial statements how you valued the shares issued in this transaction. If the transaction was recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Note 19. Quarterly Financial Data (Unaudited), page 60

13. Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as impairment charges, lease abandonment, bad debt charges, etc. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Schedule II Valuation and Qualifying Accounts, page 64

14. We note that in the year ended February 28, 2010 you increased the allowance for doubtful accounts with a $1.8 million charge to bad debt expense, and you also deducted $2.3 million from the allowance for doubtful accounts. Please explain to us the nature of this $2.3 million deduction to the allowance for doubtful accounts and tell us why you believe it was appropriate in the year ended February 28, 2010.

Form 10-Q for quarter ended August 31, 2010

15. We note from your Form 8-K dated August 5, 2010 that in connection with the expedition to the Titanic wreck site, WHOI agreed to provide services to the Company in exchange for $1,000,000. They also agreed to provide separate services related to the use of two Autonomous Underwater Vehicles on the expedition in exchange for a payment of $766,787.00 for the AUV Services. Please explain to us and disclose in the notes to the financial statements in future filings, how you have accounted for these payments.

Note 3. 2010 Expedition to Titanic Wreck Site

16. We note that you have recorded $2.6 million in long-term assets related to the film footage and still images obtained during the expedition as well as the new website developed for the expedition. Please provide us details of the nature of each significant amount capitalized and explain to us why you believe capitalization is appropriate. Include in your response the relevant authoritative accounting guidance. Also, as part of your response please tell us the amount capitalized related to the new website and explain how your capitalization of the amount is in accordance with ASC 350-50-25. Additionally, please tell us, and disclose in future filings, when you began or intend to begin amortizing these assets and the estimated lives of each asset class.

Note 4. Non-Controlling Interest

17. We note from your disclosure that the Company and S2BN each own 50% of the joint venture and will share equally in the funding requirements and profits and losses of the joint venture exhibitions. Citing relevant authoritative accounting guidance, please tell us why you believe it is appropriate to consolidate this joint venture rather than account for it under the equity method of accounting.

Note 5. Stock Repurchase

18. We note from your disclosure that you repurchased 115,081 shares of common stock at an average cost of $1.16 per share during the quarter ended August 31, 2010. In this regard, it is unclear to us where such amounts have been reflected in your statement of cash flows for the six months ended August 31, 2010. Please advise or revise accordingly.

Note 6. Legal Proceedings and Contingencies

19. We note that in October 2009 the Board of Directors approved the creation of a trust and reserve fund for the Titanic collection if the District Court awarded the Company an in-specie award. In light of the fact that on August 12, 2010 the District Court granted a salvage award to the Company for 100 percent of the fair market value of the artifacts, please explain to us if you have created this trust and reserve fund. If so, please tell us and disclose in future filings, how you have accounted for, or intend to account for, the initial payment of $500,000 and subsequent quarterly payments of $25,000.

Management's Discussion and Analysis

The Quarter ended August 31, 2010 Compared to the Quarter ended August 31, 2009
The Six Months ended August 31, 2010 Compared to the Six Months ended August 31, 2009

20. We note from your disclosures that the decrease in operating expenses was attributed to a decrease in salary structure and significantly lower severance expenses and also a decrease in legal and professional fees in the current year. In this regard, to the extent the change is attributed to more than one factor you should quantify each item contributing to the change in order to put such changes into the proper context for the reader. Please confirm your understanding of this matter and revise future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile
(404) 506-9330